Cira Centre
2929 Arch Street
Philadelphia, PA 19104-2808
+1 215 994 4000 Main
+1 215 994 2222 Fax
www.dechert.com

CRAIG L. GODSHALL

craig.godshall@dechert.com
+1 215 994 2491 Direct
+1 215 655 2491 Fax

May 11, 2009

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Mr. John Reynolds

Re:          Shermen WSC Acquisition Corp.

Preliminary Proxy Statement on Form 14A

Filed on May 11, 2009

File No.  0-52642

Dear Mr. Reynolds:

Shermen WSC Acquisition Corp. (the “Company”) has today submitted to the Securities and Exchange Commission (the “Commission”) a revised version of its Preliminary Proxy Statement (the “Proxy Statement”), originally filed with the Commission on January 20, 2009, as revised by the versions of the Proxy Statement filed with the Commission on March 11, 2009, April 13, 2009 and May 4, 2009.  On behalf of the Company, we respond to the comments raised by the staff of the Commission (the “Staff”) in the letter dated May 8, 2009, from Mr. John Reynolds to Mr. Francis P. Jenkins, Jr., Chairman of the Board and Chief Executive Officer of the Company. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.  To aid the Staff’s review, we are also supplementally providing marked copies of the revised version of the Proxy Statement filed today showing changes made from the revised version of the Proxy Statement filed on May 4, 2009.  All page numbers in our responses refer to the revised version of the Proxy Statement filed today on EDGAR.

Activities to Increase the Likelihood of Approval of the Business Combination, page 21

1.                                      Please revise to disclose the approximate number of ED&F Man employees participating and eligible to participate in the exchange, the identities of any Shermen WSC employees or other persons eligible to participate in the exchange, the percentage of Shermen’s shares that could be acquired, and what anticipated effect, in quantified terms, these purchases will have on the vote required for approval.  With respect to the anticipated effect, we note the subheading to this section regarding “[a]ctivities to increase the likelihood of the business combination.”

Response:

The Company has revised pages 21, 22, 42, 61, 62, 107 and 108 of the Proxy Statement in accordance with the Staff’s comment.

2.                                      Please revise to address specifically how the ED&F Man 2009 Employee Trust has accomplished the “open market” transactions, including the timing and prices of purchases.  Also, disclose the identity of the sponsor of the ED&F Man 2009 Employee Trust and how, if at all, it is related to Shermen WSC or its board of directors or management.  We may have further comment.

Response:

As described in the Proxy Statement, ED&F Man Holdings Limited (“ED&F Man”) has established the ED&F Man 2009 Employee Trust, organized under the law of Jersey (the “Trust”).  ED&F Man is acting as Settlor of the Trust and the Trustee is Trustcorp (Jersey) Limited (the “Trustee”).  ED&F Man established the Trust in order to (i) provide certain employees of ED&F Man or its affiliates who own ordinary shares of ED&F Man (the “ED&F Man Shares”) with an opportunity to acquire the Company’s shares in exchange for some or all of their ED&F Man Shares, and (ii) increase the likelihood that the business combination would be approved by the Company’s stockholders at the special meeting, by mutually agreeing with the Trustee that the Trustee would vote the Company shares to be exchanged for a certain number of ED&F Man Shares held by Participating ED&F Man Employees (as defined below).  Based on eligible ED&F Man employees’ elections to participate, an affiliate of ED&F Man, ED&F Man Holdings B.V., a company organized under the laws of The Netherlands, entered into a loan agreement with the Trustee, under which the Trustee drew down $30 million.

The Trustee used this cash to acquire the Company’s shares through transactions in the open market with the assistance of Lazard Capital Markets LLC.  The timing and prices of the open market purchases are set forth below:

Trade Date	Shares Purchased	Price/Share	Amount
4/28/2009	1,064,200	$5.97	$6,353,274.00
4/29/2009	1,808,329	$5.99	$10,831,890.71
4/29/2009	1,619,000	$5.98	$9,681,620.00
4/30/2009	500,000	$5.97	$2,985,000.00
5/01/2009	4,000	$5.98	$23,920.00
5/04/2009	20,771	$5.98	$124,210.58
	5,016,300		$29,999,915.29

Average Price: $5.9804

Other than Peter J.M. Harding, a director nominee, none of the Participating ED&F Man Employees (as defined below) will serve on the board of directors of the Company following the closing of the business combination.  There is no relationship between the Trust and the Company or the Company’s board of directors or management.

Therefore, the Company has revised pages 21, 22, 61, 62, 107 and 108 of the Proxy Statement in accordance with the Staff’s comment.

3.                                      We note the employee trust is providing individuals “an opportunity to acquire shares of Shermen,” the elections to participate in the exchange “amount to approximately $22.2 million,” and the employees may also elect to participate for the remaining amount of the IPO shares acquired by the employee trust.  It appears that there is an investment decision by individuals to ultimately acquire Shermen WSC shares, and that the trust sponsor is making a distribution to anyone who elects to participate. Please advise us of the exemption from registration that is claimed for the offer to participate and subsequent distribution. We may have further comment

Response:

The following is a response provided by ED&F Man, based on advice provided by Dewey & LeBoeuf LLP.

The resale of the Company’s shares by the Trustee to the Participating ED&F Man Employees (as defined below) is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(1) of the Securities Act.

The Trustee and ED&F Man have mutually agreed that the Trustee will vote the Company’s shares the Trustee acquired in favor of the business combination.  At the closing of the business combination, the Trustee, in reliance on the Section 4(1) exemption from registration under the Securities Act, will exchange the Company’s shares it acquired for a certain number of ED&F Man Shares held by the eligible ED&F Man employees who have elected to participate in this exchange (the “Participating ED&F Man Employees”).  The exact number of the Company’s shares the Participating ED&F Man Employees will receive will be determined based on the aggregate number of ED&F Man Shares, each of which will be valued at US$2.68 per share, to be exchanged and the weighted average cost at which the Trustee acquired the Company’s shares.  At the closing of the business combination, the Company will grant the Participating ED&F Man Employees registration rights in respect of the Company’s shares they acquired from the Trustee and, as soon as practicable after the closing of the business combination, the Company will prepare and file with the Commission a resale registration statement on Form S-3 covering, among other things, resales by Participating ED&F Man

Employees of the Company’s shares acquired from the Trustee (the “Resale Registration Statement”).

There are in total 47 Participating ED&F Man Employees on a worldwide basis, 18 of whom are resident in the United States.  Of the 18 Participating ED&F Man Employees resident in the United States, at least 8 meet the definition of “accredited investor” in Securities Act Rule 501(a).

The offer and sale of the Company’s shares by the Trustee to the Participating ED&F Man Employees is exempt from registration under the Securities Act pursuant to Section 4(1) of the Securities Act, because the resale involves a transaction “by a person other than an issuer, underwriter or dealer.”  Even if the Trustee was considered an affiliate of the Company at the time the transfer of the Company’s shares from the Trustee to the Participating ED&F Man Employees takes place in connection with the closing of the business combination, the Section 4(1) exemption would be available, because the Trustee purchased the Company’s shares in open market transactions and not from the issuer of the securities or one of the issuer’s affiliates.  Under Section 2(a)(11) of the Securities Act, an affiliate who distributes for its own account securities that were not purchased from the issuer or another affiliate with a view towards a public offering is not a statutory underwriter.(1)  Therefore, Section 4(1) is available for this transaction.(2)

The Trustee is selling the Company’s shares only to Participating ED&F Man Employees with whom ED&F Man, the Settlor of the Trust, has a substantial and pre-existing relationship.  The Trustee has not used the services of any intermediary to offer or sell the Company’s shares it acquired in the open market.  We understand that the Participating ED&F Man Employees are acquiring the Company’s shares for investment purposes and not with a view towards distribution thereof.(3)  Accordingly, the Trustee would not lose the Section 4(1) exemption for its offer and sale of the Company’s shares to Participating ED&F Man Employees based on the interpretation of Section 4(1) that was formulated in SEC v. Chinese Consolidated Benevolent Association.(4)

(1)                                  See, e.g., Hicks, Exempted Transactions Under the Securities Act of 1933, § 9:90; Throop & Lane, Some Problems of Exemption Under the Securities Act of 1933, 4 L. & Contemp. Prob. 89, 118-119, 125 (1937).

(2)                                  Hicks, Exempted Transactions Under the Securities Act of 1933, § 9:90.

(3)                                  The Participating ED&F Man Employees have confirmed that they are not acquiring the Company’s shares from the Trustee with a view to subsequently reselling them and that any transfer of such shares has to be made in compliance with applicable U.S. securities laws.

(4)                                  SEC v. Chinese Consolidated Benevolent Association, 120 F.2d, 738, 741 (2d Cir. 1941).  Under the rationale expressed in this case, the Trustee would lose the Section 4(1) exemption for the sale to the Participating ED&F Man Employees only if such sale is part of a transaction, in which one or more of the Participating ED&F Man Employees reoffered or resold the Shermen shares acquired from the Trustee in violation of Section 5.  This is not the case here, because the Participating ED&F Man Employees have confirmed that they are not acquiring the Company’s shares from the Trustee with a view to subsequently reselling them and that any transfer of such shares has to be made in compliance with applicable U.S. securities laws.

If you have any questions, please feel free to contact the undersigned by telephone at 215.994.2491 or Samuel Katz at 212.698.3663.  Thank you for your cooperation and attention to this matter.

Sincerely,

Craig L. Godshall

Partner

CLG

cc:           Alexander M. Dye

Kirk D. Lipsey

Vladimir Nicenko

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, NY 10019